Cadbury plc (the “Company”)
Announcement of transaction in American Depositary Receipts (“ADRs”) by a Director

The Company was notified on 8 July 2009 that, on 8 July 2009, the following non-executive director acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $33.78 per ADR, having elected to surrender part of his quarterly directors’ fees for this purpose:

Raymond Viault 554 ADRs

Following this transaction, the non-executive director has total interests in ordinary shares in the capital of the Company as shown below:

Raymond Viault 5,329 ADRs (representing 21,316 ordinary shares)

This transaction was carried out in New York.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

Contact:
H A Udow
Group Secretary
Tel: 01895 615007

9 July 2009